Exhibit 99.1

Megalith Financial Acquisition Corp. & BankMobile Technologies – Live Presentation and Q&A

Participants:

Kristi Marvin, Founder, SPACInsider

A.J. Dunklau,  Chief Executive Officer, Megalith Financial Acquisition Corp.

Luvleen Sidhu, Co-Founder and Chief Executive Officer, BankMobile Technologies

Bob Ramsey, Chief Financial Officer, BankMobile Technologies

Kristi Marvin:

Good afternoon, and thanks everyone for joining today’s investor presentation and live Q&A session with Megalith Financial and BankMobile. Presenting today will be Luvleen Sidhu, who is the co-founder and Chief Executive Officer of BankMobile, along with Bob Ramsey, who is the chief financial officer. Additionally, we have A.J. Dunklau, who is the president of Megalith, participating as well. To start, James will be giving a brief presentation overview of the intended combination, which will be followed by a live Q&A session. Please note that participants can submit questions directly to the panel at any time via the Q&A icon found by hovering your mouse at the bottom of your screen. That being said, I’d like to turn it over now to A.J. to begin the presentation.

A.J. Dunklau:

Thanks Kristi. Good afternoon, everyone. Thank you everyone for taking time to join us today, we very much appreciate it, and we’re excited to tell the story. I also want to say thank you to Kristi and the SPACInsider team for hosting this webinar, it’s a great resource and we are certainly appreciative of it. As I said, we’re very excited about this opportunity with BankMobile. Megalith Financial is a FinTech focused SPAC comprised of a number of well-known operators and investors in the financial technology space, and one of the sectors that we’ve been very excited about for a long time is digital banking. There’s a number of trends in digital banking that we think will be tailwinds to the sector for some time, with the changing consumer preferences, no need to go to a bank branch anymore, the movement towards banks that offer lower fees or no fees. There’s just a lot of things that we think are propelling the sector, and frankly, we think that BankMobile is the best way to play this opportunity. BankMobile is one of the largest digital banks today with 2 million plus accounts, is EBITDA profitable, there’s a very long runway in front of the company with the existing partnerships with Google and T-Mobile, and we think that their B2B2C strategy is incredibly differentiating and allowing them to be profitable today. But not only is it a great business, we think that we’ve been able to price this and bring this transaction at a very compelling valuation. It is, in our view, a third to a quarter of the valuation of the public comps in the space. And so, all that together, we think makes this a really exciting opportunity. And so with that, I’d like to hand it over to Bob and Luvleen to walk everyone through the story and I’ll assist in jumping in a few places and then we’ll come back to talk a little bit about transaction structure and valuation after Bob and Luvleen have walked you through the deck.

Luvleen Sidhu:

Great, thanks A.J. thanks so much, and thank you so much everyone for taking the time today, we are truly passionate about our business so we love opportunities like this. So thank you again for the time. A little bit about myself before we get into the business. My name is Luvleen Sidhu, I’m the co-founder and CEO of BankMobile. We launched BankMobile back in Jan, 2015, so coming up on six years, which is just incredible to me. Before launching BankMobile, I did graduate from Harvard College, my first day on the job was actually joining Lehman Brothers on the day of their bankruptcy, which is quite a unique time to start my career. But I did spend time with Lehman Brothers in their hedge fund to funds group on the investing side, which then became Neuberger Berman. After time there, I then joined forces with Customers Bank, which is our parent company today, before we actually closed this transaction and become an independent FinTech company.

Luvleen Sidhu:

And it was there, as Head of Corporate Development, that I really began exploring digital banking models, and it was our first foray, you could say, into what we’ve co-created today. I then went on to Wharton, where I got my MBA, and spent some time at Booz & Company in their financial services practice. And after that, rejoined forces with Customers Bank, but really with the vision and mission of BankMobile and I guess the rest is history and we’re here today. Joining me is Bob Ramsey, our Chief Financial Officer. In addition, I hope in follow up conversations you’ll get a chance to meet our broader C-suite that has deep expertise across the board in banking operations, risk management, compliance, innovative FinTech, higher education, all the important pillars that really build a strong foundation for our business. So moving to slide six, just wanted to introduce you to our business.

Luvleen Sidhu:

As A.J said, we are one of the largest digital banking platforms in the country today. We have over 2 million account holders, we’re opening several hundred thousand accounts a year and expect this to only grow. We have tremendous scale to date, at the end of September we had about 950 million in deposits, we are generating 65+ million in revenue on an annualized basis, and as A.J said, we are EBITDA positive in Q3, and we’ll be EBITDA positive for the full year. And for those of you that are familiar with Neobanks and Challenger banks, that’s definitely an anomaly, so we are very proud of the fact that we’ve created a model that is generating profitability and is EBITDA positive at this time. So what has really led to this strong foundation, the scale that we have built, and the growth potential for the future? Well, it really is our B2B2C strategy, or banking as a service.

Luvleen Sidhu:

The fundamental underlying principle of banking as a service is that it allows us to acquire bank customers at high volumes and at very low cost. So today we are acquiring customers at less than $10, versus a traditional bank, is acquiring customers in the $300 to $1,500 range. So it provides a tremendous competitive edge to us. We are allowing, at the same time, our partners to be able to offer financial services to their customers, to their employees, to better attract, engage, and retain them, and to be able to get into the banking business in essence at a fraction of the cost and a fraction of the time. And today we are leveraging our B2B2C strategy in three main verticals that I will talk more about. First being higher education, two is our white label banking strategy, which is best exemplified by our T-Mobile partnership, and three is workplace banking.

Luvleen Sidhu:

Again, we are a very customer centric company with a vision and mission to really make banking more affordable, more consumer friendly, more transparent, and we have held true to that vision and that mission and have been recognized for the work that we’ve done. Most notably and most recently, we were awarded the most innovative bank in 2019 by LendIt. And our vision, really from a financial standpoint, over the next three to five years is to create a company that has a market cap of 500 million to a billion by really executing on the strategy that we’ve laid out and the foundation that we have already built. So let’s skip over to slide nine, please. So a little bit about our three verticals, so in the higher ed space, what we are doing here is we are helping colleges and universities around the country distribute 10 to 12 billion dollars a year in payments to their students.

Luvleen Sidhu:

This is typically financial aid refunds, but can be a myriad of different payments that they are sending to their students. This is burdensome, high overhead, it typically costs our schools about $100,000 to $250,000 a year to administer this. We take on this pain point for them, streamline this for them, and in return, we have developed an extraordinary customer acquisition funnel for bank accounts in the student demographic. So today, through the 725 campus relationships that we have, we touch one in every three college-bound students in this country. And we get to ask them, “Do you want to receive these payments that you’re receiving from your school, ACH an existing bank account, or would you like to open a very competitively positioned BankMobile account?”

Luvleen Sidhu:

Today, we’re opening several hundred thousand accounts through this funnel and we have the opportunity to grow this tremendously through the strategies that we’re implementing that I will talk a little bit more about in a future slide. Our second strategy, white label, again, it’s about helping non-banks get into banking so that they can better attract, engage, and retain customers. There are many commoditized businesses that are looking for differentiation and we help them roll out a bank, as I said, at a fraction of the cost and the fraction of the time. And today we are doing this with T-Mobile, which has shown tremendous growth in the T-Mobile MONEY checking account that we launched with them last April in April, 2019. And we’ll talk a little bit more about that growth going forward in another slide.

Luvleen Sidhu:

And the third vertical is workplace banking. Now that we have built our proprietary digital banking platform, we are looking for new distribution channels for that platform to be able to continue to acquire bank customers at high volume and at low cost. There is tremendous demand at HR departments across the country for financial wellness focused voluntary benefits, and we are offering our very competitively positioned financial services products with financial coaching, with financial education, as a financial wellness benefit. And in return, through this acquisition channel, it’s great having the direct deposit coming in directly from the employer into the account. And so we’ve just recently launched this vertical with our first partner, BenefitHub, which is one of the largest digital benefit platforms in the country. And we look forward to continuing to grow this vertical in 2021 and beyond.

Luvleen Sidhu:

Now if we could go to slide 22. Just wanted to highlight a little bit more about our higher ed strategy. So our main strategies here in the higher ed space is to number one, continue to increase the number of college relationships that we have because that is what gives us access to more and more students that we could potentially convert bank account instruments. Today, as you can see from this pie chart, we are the market leaders in the student segment, we have about a third of the market, but we have a very strong organic pipeline continuing to eat into the in-house capability. These are schools that are still dealing with all those pain points that I described before about distributing these payments and we have strong potential to continue to grow into that market. And similarly, we’re working on partnerships in the software segment as well, to be able to partner and to be able to grow within that segment as well and build more and more school relationships.

Luvleen Sidhu:

Second, we’re focused on how do we get more and more students to choose our account as the method of receiving these disbursements or these payments from their school, and we’re actively focused on top of the funnel marketing, focused on digital advertising, on and around the zip codes of our campuses that we do business with. We’re focused on on-campus marketing, we’re focused on partnering with schools, as we know that about 85, 86% of the students that pick our account hear about our account through their school. And we’re focused on parent strategy because we know that the students that come in with an account already typically opened that account about six months prior to coming to school and it’s heavily influenced by their parents. Another way that we’re focused on getting more and more students to really choose our account and see the value in our account and earn a bigger proportion of that 10 to 12 billion dollars that we’re dispersing each year is through our partnership with Google.

Luvleen Sidhu:

So if you can move to slide 18. We partnered with Google in July of this year. As many of you may know, Google has announced their desire to get into the digital bank account space with the launch of Google Plex. They have partnered with about 10 banks, we are the only FinTech that they have partnered with, and it was really with a focus on our student demographic. So Google understood and saw the extreme value that we have in our student demographic and the funnel that we have created where one in every three college bound students hears about BankMobile, hears about the partnership that we have with their schools, and we have the potential to open a bank account with them.

Luvleen Sidhu:

And so really what the thesis here is that together, by joining forces with Google’s brand equity front-end experience that they’re creating for the digital bank account with the fact that the Google Plex BankMobile account will be within Google Pay And the broader ecosystem of value that Google Pay can provide is more similar to, you could say, an AliPay or a WePay model and has been very successful in other countries. And combining that with our one in every three college bound student customer acquisition funnel and the banking infrastructure that we have to support the rollout of this product, that we could potentially double, maybe even triple the number of students that are choosing our bank account today. So tremendous growth opportunity with that.

A.J. Dunklau:

Yeah, and Luvleen if I can just add something here why we’re so excited about this from a Megalith standpoint, just to sort of give some context around this funnel that you guys have. There’s 5 million students today that are being served by BankMobile, or 5 million students are on the 700 and some campuses. There are anywhere from 11 to 12 billion dollars of disbursements that BankMobile is passing to students, and when they come through this process they’re given the choice of an ACH, check, or choosing a BankMobile account. And today, Luvleen and team are capturing approximately 2 billion of that 11 to 12 billion. And we just believe that this partnership with Google, the co-branding with it not being just a BankMobile account, but a Google BankMobile account, all the functionality that Google Pay has recently talked about in their press...

PART 1 OF 4 ENDS [00:15:04]

A.J. Dunklau:

The Google Pay has recently talked about it in their press. We think we’ll make it a very attractive option. And this is already a great business that they’ve built today getting the current adoption. So that’s why we’re excited about what this will become.

Luvleen Sidhu:

Thanks A.J. We’ll go to slide 17. So I talked a little bit about our white label strategy. The best example of our white label strategy is our T-Mobile relationship. We partnered with T-Mobile in April, 2019 to launch the T-Mobile money checking account. It is a very attractive checking account with 4% on balances up to 3000, absolutely no fee account, up to $50 of overdraft protection, that’s fee free every calendar month and very extensive ATM network, et cetera. And this account has shown tremendous growth to date, which we do capture in a new business growth slide later on that Bob will walk you through.

Luvleen Sidhu:

Again, we believe that we are just in the very beginning stages and I have really just scratched the surface in terms of the opportunity for growth with T-Mobile Money. I also want to highlight that we have a very deep partnership with T-Mobile Money, where we share in the development costs, the operational costs of the program, we share in the revenue of the program and majority of the marketing strategy and the cost of marketing is on T-Mobile as well. So most recently we’ve expanded T-Mobile money to the sprint base. T-Mobile did put out a press release at the end of August, announcing this, and we’ve also recently extended our contract into 2023 with the option to renew for additional two-year periods. So we are really excited about this partnership and believe it will be an important driver of our growth in the future.

Luvleen Sidhu:

Wanted to now quickly go to slide 28. Our strategy is obviously to continue to grow within the T-Mobile base and the great opportunity that we have there, but it’s really about continuing to have one partner that we announce every year and that our differentiation is that we create deeply integrated, customized, differentiated experiences for our partners. So we’re really looking for large partners that have access to millions of customers, have strong brand equity, and that there’s hopefully some transactional relationship that takes place between the customer and the company where interjecting the bank account makes a lot of sense.

Luvleen Sidhu:

So today we have multiple RFPs and conversations going with several large potential prospects. So 2019, we announced T-Mobile Money. 2020, we announced our partnership with Google and we are confident that we’ll have another partner to announce in our white label segment in 2021. So with that, I wanted to hand it off to Bob Ramsey, our CFO, to talk a little bit about our revenue drivers and the growth that we’ve experienced to date.

Bob Ramsey:

Great. Thank you Luvleen and good afternoon, everyone. Yeah, I’ll wait for A.J to get to the slide. So this slide lays out our financial projections on the right and the key drivers of our revenues on the left. They’re listed in order of importance and I’ll start at the top. Our largest source of revenues is card revenue. This is largely driven by interchange income. Whenever any of our customers swipe their debit card, we are paid by the merchant through the MasterCard network, a small percentage of every transaction. Additionally, included in our revenues are foreign ATM fees. If you visit one of the innate ATM that’s outside of the fee-free ATM network, we offer a 55,000 ATM’s, then there is a nominal fee charge for that visit. Card revenue together is about 41% of consolidated revenues.

Bob Ramsey:

Deposit servicing fees are a second largest source of revenues. Deposit servicing fees are the fees paid to us by our partner bank in exchange for sourcing and servicing the local deposits that we offer to the bank partner. Account fees, then those are approximately 31% of overall revenues. Account fees make up 17% of overall revenues. These are fees paid by the customer. The biggest account fee that we have is a $2.99 cent monthly fee for accounts that don’t meet a minimum $200 monthly deposit requirement, which we think is pretty reasonable. Outside of that there are some nominal fees. If you end up the fed fund and wire transfer or needing a new debit card, but we don’t charge any overdraft or insufficient fund fees. We think our fees are highly competitive and the account fees again, make up 17% of overall revenues.

Bob Ramsey:

Our final material revenue bucket is university fees. These are the fees that are paid to us by our college and university partners to help them facilitate their disbursements and account for them. This is highly subscription-based. 80% of these fees are subscription-based. The non-subscription piece is also highly recurring. It’s based on the number of wire transfers. Our ACH transfers, we initiate from the school, which tends to be pretty predictable year to year, and the university fees make up 8% of revenues in total.

Bob Ramsey:

So with that view of our overall revenues, A.J do you want to go to slide 27 to talk about new business?

A.J. Dunklau:

Yeah.

Bob Ramsey:

So this takes a look at our new business verticals, so everything outside of the legacy student business. And what you can see is we have got really tremendous growth in the new business verticals. You see at the top left the number of open accounts, the quarterly growth rates that you see at the bottom are quarter over quarter, not annualized, not year over year, 21% growth in the number of open accounts in the third quarter. We talked about how important deposits and spend are to our income statement. You see deposit balances in the second chart here. Deposit balances are up 84% quarter over quarter in the third quarter. Card spend is up 23% quarter over quarter in the third quarter. So really good growth.

Bob Ramsey:

At the bottom we show two things. One, if you take out the lift you get from new accounts and look at per account metrics, what do you see? And what you see is we are seeing increased traction and usage within these accounts. The deposit balances for our account are up 148%, that debit card spend per account are up 60% year over a year. So really nice growth. You can also see the comparison of the new business verticals compared to the legacy of student business and the level of deposits and spend are much higher than in the student business. I think that’s because of the differences in the demographic mix between students and the new businesses.

Bob Ramsey:

Now we haven’t provided the scale on the left of these charts because we didn’t want to divulge too much partner information, but I do want to assure you that we are at a critical level where the business is meaningful. It definitely is adding to our overall consolidated results. And A.J, if you’ll turn to slide 24, we can provide you some of these metrics for the overall consolidated business, looking at the third quarter and where we already year to date through the third quarter. Debit card spend is up 24% in the third quarter, debit card spend year to date is up 16%, slightly slower than the third quarter, because we did initially with COVID see some pullback, which seems to be normalized back out.

Bob Ramsey:

Service deposits are up 42% year over year, at the end of the third quarter. Organic deposits, which is measuring the amount of funds that are deposited the flow, where in the balance and excludes those funds that come to us through the college and university channels. So we’re only picking up what students may be depositing organically of non refunds into the accounts. Those are up 32% year over year. Higher Ed retention is 99.7% this year. Now we get asked a lot, “Hey, with COVID and pressures, are you losing school partners?” We really haven’t. Our retention has been better this year than in recent years, but even over the last three years, we’ve had 98.5% retention of higher ed partners. And so we think that really shows the value that we’re offering to each of these schools as through the disbursement process.

Bob Ramsey:

Finally, we did just want to highlight the interchange rate, which is what we earn as a percentage of debit card spend is down about 10 basis points, year over year. COVID is what we attribute this to predominantly. We have seen with COVID that the average transaction size is larger than it was pre COVID. I think you don’t have people out buying a cup of coffee instead, they’re at home doing weekly grocery shopping and what have you. We also have seen a shift in merchant mix. And so we’ve seen a lot less spend at bars and restaurants, which tends to be a higher category for interchange income. And conversely, we’ve seen more purchases online at retailers like Amazon, which tends to be one of the lower levels of interchange that we earn. So given transaction size and merchant mix, we’ve seen pressure on the interchange rate this year, but it is our expectation that is COVID subsides and spending patterns return to normal that you will see this metric rebound. So it’s a quick view of financials. A.J, I’ll hand it back to you if you want to talk a little bit about comparables.

A.J. Dunklau:

Great. Thanks, Bob. Yeah, so I’ll talk a little bit about valuation on slide 38, but before we get that, I think it makes sense to talk first about how we see the comparables, because this was always a question and it’s back deals and unfortunately the best comps in terms of business model and operating model are really the neo banks like Thyme and 26. And, unfortunately today they’re all still privately held in venture back at very large valuations, which we do show on the valuation page as a reference because we do think it bears notice. But in terms of the public comparables, we really think you need to triangulate amongst the categories that are the sectors that have comparable aspects for our business. And so that’s payments and cards, bank technology and then chartered banks who provide banking as a service.

A.J. Dunklau:

And in terms of, I’d say most degree of comparability, we’ll start with the payments and cards. As Bob just referenced, the largest source of revenue for Bank Mobile is payment processing, is this interchange income that they’ve processed. And so this is obviously comparable most closely to the payments and card sector. I’d also note that this type of revenue grows as the amount of payments process grows. So as we add accounts, as they spend more, we grow along that. So we think that this is the best starting point for public comparables.

A.J. Dunklau:

The second we would look to would be bank technology, specifically those companies that provide a banking as a service or as their key product or one of their offerings. So that would include Q2 and certain aspects of FIS and advisor versus from others as well. As there are clearly differences in the product. The business model is different as well in that, those companies are primarily selling software in pricing subscriptions for the software, whereas with Bank Mobile, our revenue grows as the usage grows. So again, accounts as more deposits, more spend on the accounts, we grow along with that as opposed to a flat subscription fee.

A.J. Dunklau:

And the last, which will bear some reference or some need to reference is the actual charter banks that provide banking as a service. Obviously the starting point from a differentiation here is that the Proforma B in technologies is not a bank. It’s a FinTech company that needs relationships with partner banks. So that’s obviously a big difference. Second, I would note that the Green Dot and others generate the large portion of their revenue from prepaid cards today, which we believe to be likely shorter in duration than the deposit and savings accounts from Bank Mobile. And lastly Bank Mobile is not originate any credit or taking loans on the balance sheet. So that’s how we view the comparables.

A.J. Dunklau:

And then to go back to the valuation slide, as I said at the beginning, I think it’s clear that one of the things that we’re excited about in this transaction is that the valuation is a third to a quarter of the value of the comparables in those sectors. And so we think that that is a tremendous opportunity. And you think about why is that or what’s going on and why is this so exciting now? I think you’ve got to really look at where the business was at the start of the year and when our conversations and negotiations began with Bank Mobile versus where they are today. The Google partnership wasn’t announced, the business was still getting through some of the headwinds from COVID. And so you had to have a lot more belief in management on the ability to execute and that they would be able to generate the type of growth that they have now shown.

A.J. Dunklau:

I think Q3 was very strong. Q4 is also in line with the type of growth we expected to see this year. And so it’s a story that we feel much better about now. And it just played out well throughout the year. So Kristi, I think that’s what we had prepared to talk through today. So with that, I guess I’d turn it over to you to see what do the attendees want to ask or what are the questions.

Kristi Marvin:

Thanks, A.J. So just as a reminder for everybody, you can submit your questions through the Q and A app. You just hover your mouse at the bottom of the screen and click on where it says Q and A. You can submit your questions that way, but we are just going to go jump right into it. We do have some good questions already.

Kristi Marvin:

So first one, and I think you already answered it, but it does bear repeating, I suppose. How has your growth currently impacted with the number of schools going online?

Luvleen Sidhu:

Yeah, sure. Happy to take this and Bob feel free to chime in. We’ve continued to have growth this year in student business, in terms of average deposits, in terms of spend, in terms of the disbursements and payments coming in from schools. So despite the headwinds in the higher ed business, we’ve been protected and our business continues to grow and what’s really helped lead to that is number one, refunds actually can...

PART 2 OF 4 ENDS [00:30:04]

Luvleen Sidhu:

Number one, refunds actually continued to flow this year as part of the CARES Act, the department of ed did continue to help schools to distribute care funds to students. So the fund flows really didn’t get hurt and students continued to get funds from their schools. Two, even though enrollment has been impacted across the board, as I’m sure you’ve read about it in articles, we have a very diversified base of students that we service. So today about 50% of our portfolio of two-year community college students, and 50% of traditional four year schools, and as you’ve seen enrollment bounce around, having that diversification of our base has really helped.

Luvleen Sidhu:

Additionally, a lot of schools that have had the greatest pressure on their business are small private schools. 87% of our book are large public schools, which has also been tremendous. Also, we rolled out a very important feature this year to your advanced paycheck, to the advanced paycheck, and that has gotten really good usage from our customer base. And as Bob Ramsey said, we’ve seen 30% year-over-year growth in deposits in the student accounts using features like the Today Early Pay Advance.

Luvleen Sidhu:

And so we’ve continued to see strong momentum in the student business, despite the headwinds. And the schools also are sticking with us. As Bob Ramsey mentioned, we had a 99% plus retention rate this year. So even though they were dealing with the chaos of this year, we maintain their trust and the credibility that we’ve built, and they’ve stuck with us.

Kristi Marvin:

Okay, great. Another good question here. Will the Google-enhanced checking accounts be extended to the non-education business verticals, meaning workplace and white label?

Luvleen Sidhu:

So Google is an interesting partnership. Our focus on day one is obviously to continue to bring growth to our already scaled business in the higher ed segment. The opportunity to really grow BankMobile Google Plex accounts in the open market, broader Google strategy, alongside the other bank partners, that’s all icing on the cake. And so wherever Google chooses to really promote the Google Plex account opening with the various different bank partners, BankMobile will also be part of that choice. And so there’s great opportunity from an open market standpoint to continue to benefit from the Google Plex-BankMobile relationship beyond our higher education vertical.

Luvleen Sidhu:

In terms of being able to use Google Plex and the account in our verticals, it’s interesting, we’re open to the possibility, but we also are very proud of the proprietary technology that we have built, and the level of customization, integration, tailored experiences that we built with T-Mobile is not what Google Plex was built for, that is our differentiation in what we provide to the market, and partners come to us to look for that. So we continue to maintain an edge in our own unique proprietary technology in the pain point that we’re solving.

Kristi Marvin:

Got it. Makes sense. So another question here, organic search is an important vertical for companies such as yours. What is the strategy behind spreading out on a number of domains like mobile.com, like Mobile Vibe, Vibe Account, Refund Selection, et cetera?

Luvleen Sidhu:

So organic search is actually, it’s always great to have brand awareness and to show up as much as possible. That is actually not our main strategy because digital paid advertising, organic search, et cetera, is just icing on the cake. What we focus on in having all those domains is really because we service different segments. And so in the higher education space, we have a B2B business, which is BankMobile disbursements, that’s really just the brand and the relationship that we provide to colleges and universities. The Vibe account is what we provide to the students, and the refund selection is the way that the students are introduced to us and how they choose our account as one of the options to receive the payments. So all those different domains that you’re looking at have a particular function in enabling the customer acquisition funnel that we have today.

Kristi Marvin:

Got it. I’ve got a couple of questions for AJ. I’m going to try and summarize them all together, but there have been a couple of questions about if you could clarify about when merger is set to take place, and there is another one about the redemption trigger price on the warrants, whether it’s 24 or 18.

A.J. Dunklau:

Yeah. Happy to do that. So we do expect the transaction to close this year, in December, and the meeting date for that is currently set for December 18th. And then to second question, yes, the warrant redemption price is $24

Kristi Marvin:

24. Okay, great. Let’s go to another question here. Can you please discuss the personal loan and student loan business and how it folds into your other growth strategies?

Luvleen Sidhu:

So we have created the infrastructure to be able to support, I think our presentation left the screen, but we have created the infrastructure to be able to support credit cards, personal loans, student refinance loans, to be able to target specifically our student demographic once they become non-enrolled, and we are looking for the right bank partner to service the student demographic. Currently our bank partner customer’s bank does not play in the FICO band of our student demographic, but there are other partners and banks that would be interested in that demographic.

Luvleen Sidhu:

Now that we’ve spent the time building the infrastructure to offer these various different credit products, we will be working in 2021 as a rollout to begin offering some of these credit products, especially to our student base, to really help with our Customer for Life strategy and help with the engagement and the retention of this population.

Kristi Marvin:

Got it. So I’m actually getting quite a few questions about cryptocurrencies. One of them is, are customers... Oops, sorry. Are customers able to keep and exchange cryptocurrencies on your platform and in their accounts?

Luvleen Sidhu:

Not today, and so that’s definitely something that we’re opportunistically open to and considering for future product rollout enhancements. Today, we are really focused on the bread and butter of the customer relationship, which is really the deposit account, getting that direct deposit and that paycheck coming in, and creating that sticky behavior, and only once we have it in account relationship, being able to roll out credit products, which I’ve also talked to you about. And then in the future roadmap, the opportunity and potential to broaden that with investing capabilities, with more enhanced PFM capabilities, and with things like cryptocurrency accounts are all on the table as potential roadmap enhancements and products enhancements.

Kristi Marvin:

Got it. Just to clarify, because people are writing in because they’re a little bit confused about that warrant trigger, AJ, the exercise price is 11.50, the warrant capture is 0.4.

A.J. Dunklau:

Yes. The exercise price is 11.50, that’s correct.

Kristi Marvin:

Okay. So going back, what are the key risks to your growth plan that you’re working to avoid in 2021?

Luvleen Sidhu:

I think that... I’ll start and Ramsey, if you want to continue to elaborate on it. Our future growth, especially in 2021, about 85% of it is really coming from growth in our existing business, in the student higher education segment and in T-Mobile. I think that we’re obviously living in an interesting world right now with the pressures of COVID and the unintended consequences of the macro change that we’re all dealing with. There are certain unknown unknowns such as COVID, is a great example, and how that continues to evolve and how long it lasts, et cetera. And so that is a potential risk that all businesses will have to navigate through. We’ve obviously demonstrated that despite a headwind like COVID, we figure out ways to navigate through it like we have this year. But I would identify that as a potential risk in growth, but obviously that’s a temporary risk that over time we would evolve and overcome.

Bob Ramsey:

I wouldn’t add anything. I think Luvleen’s point is spot on, that 85% of revenues are from existing businesses as we look forward. So it that will provide some insulation.

Kristi Marvin:

Okay. So next question, seeing how most of the revenue is generated from debit card spend, will BankMobile-operated credit cards eventually be rolled out to customers.

Bob Ramsey:

I’ll tackle that one. Yeah, you’re right, a significant amount of our revenues today do come from the interchange debit cards. It is accurate that interchange off of credit cards is actually even higher than what it is off of debit cards. We are looking to expand and add credit products as part of the path forward, so we would love to be able to offer credit cards to our customers. There are some rules about soliciting credit from enrolled students, and so it’s not going to be the right product for all of our customer base, but it definitely is something that we’re looking to expand.

Kristi Marvin:

Okay. Next question. Do you see Square, Robinhood and others as competitors in the B2C segment? If so, how do you expect to succeed against these giants?

Luvleen Sidhu:

I think, as AJ talked about in the beginning about who are our comps and how do you think about valuation, and there was the neobank bucket that we definitely do position ourselves alongside of in terms of valuation and thinking about our business. What is similar is that we have both, and all of us have created products that really hit the end consumer in terms of digital banking account and a digital bank experience, but what is highly differentiated is how do we acquire those customers?

Luvleen Sidhu:

And so today, we do not pursue a direct-to-consumer strategy as many of these neobanks do, and they do have the opportunity with a lot of VC-backed capital to really spend as much as they want, you can say in marketing, which is a beautiful position to be in. We want to create an EBITDA-positive, profitable business, sustainable business, and so we want to make sure that the strategy that we’re employing is sustainable over time, and so it really comes down to our distribution model, which is banking as a service.

Luvleen Sidhu:

We’ve created proprietary technology to help us roll out banking and banking services for non-banks at a fraction of the cost, a fraction of the time, and these partners, hopefully and historically, have access to millions of customers, have strong brand equity, they have a transactional relationship in most cases with their customer or student base. We’re interjecting the bank account as a seamless introduction and helps improve the experience. And so again, using our distribution channel to acquire the end consumer has been a beautiful business for us for the low CAC, and we look forward to creating that differentiation in the market from those other players that you mentioned in that way.

Kristi Marvin:

Got it. So next question, what type of international partnerships do you have? Can you capture the significant percentage of foreign students? So what are your expansion plans beyond the US?

Luvleen Sidhu:

International continues to be an opportunity for us, we are a very opportunistic business. In terms of just the opportunity in the US, it is so large and so comprehensive, and so our focus has really been to date in the US market. That being said, we are in RFP rounds with a large international institution. So that’s an example of being able to extend beyond our borders, especially now that we’re not a chartered institution, we have the opportunity to play that tech role primarily, and to be able to expand into opportunities internationally, but to date, our focus has been the US, and we see ample opportunity for growth within the US market with our current strategy.

Kristi Marvin:

Got it. So this next question asks, is the focus primarily growing the number of users or the lifetime value of each customer?

Bob Ramsey:

I’ll take that one. So obviously we want both, so we are working on both. We’re trying to grow the number of users, whether that’s adding more schools or improving the number of students at each school to choose our account, there’s adding more white label partners, that’s all definitely part of our plans, and improving lifetime value. We’re very much focused on how do we extend the life of a customer, how do we improve retention, how do we drive more spend, more deposits, more activity within the existing account? So it’s all important, it’d be hard to choose.

Kristi Marvin:

Okay. I think we asked that one, hang on a second. So next question is, what is the outlook for pricing with partners’ deposit service agreements, trying to understand the balance between volume and pricing on a forward-looking basis?

Bob Ramsey:

I’ll try and take a stab at that. I’m not sure I fully understand, but I’ll do my best. As we look forward to new white label partners, as I think Luvleen mentioned, we have-

PART 3 OF 4 ENDS [00:45:04]

Bob Ramsey:

... or to new white label partners, as I think Luvleen mentioned, we have very bespoke products that we offer. And so, the T-Mobile money product is very unique. It’s different than what we offer on workplace. It’s different than student. It’s different than what our next white label partner will want. And so, the arrangement we’ll have with that partner could be different than what we have with T-Mobile just based on what does the product look like and what are their needs and what are they trying to get out of it and what’s important.

Bob Ramsey:

On the bank partner side of things, we do have one bank partner today. We’re looking to diversify with additional bank partners. We do have a commitment from our current bank partner through the end of 2022. So, we’ve got a fair amount of runway and it is [inaudible 00:45:40] that we’ll be able to find new economic relationships that are similar to what we have today.

Kristi Marvin:

Got it. Okay, I found the question I did want to ask, what is your retention rate once students graduate?

Bob Ramsey:

Luvleen, you want to take that one?

Luvleen Sidhu:

Yeah, I’ll take that. We look at retention of the business obviously because their strategy is a customer for life strategy. It is a metric that we’re continuously looking to improve. Historically, it’s hovered around 70% and it’s in an upward trajectory for us to continue to improve that. We’re looking at retention on a year over year basis, rather than post-graduation.

Luvleen Sidhu:

We do that because we have a very fluid base. As I explained before, about 50% of our student demographic, our two year community colleges students, and there’s a lot of fluidity in that demographic in terms of they might show up on enrolled, and then six months later, a third of them are back and enrolled. But really indications of promising retention and improvement are a couple of metrics.

Luvleen Sidhu:

Firstly, we’ve seen over 30% year over year increase in organic deposits, as I said before. It means students are depositing that much above and beyond any money that they’re receiving from their school. And this is a significant amount. It’s about $1.7 billion. So, this is not an insignificant amount that they’re depositing as organic deposits.

Luvleen Sidhu:

We also know that a little under 35% of our active accounts are transacting or depositing consecutively every month over the last six months. And so, you’re seeing that active engagement on a monthly basis happening. Our student accounts, where you really don’t always have a paycheck coming in, or there’s a part-time job in about 70% of the cases, and that’s where we’re getting those organic deposits coming in, we know that over 10% of our active accounts are depositing $300 or more each month into these accounts, even though they’re students, which is a tremendous sign of engagement and really helping to show that proxies of retention are really working.

Kristi Marvin:

Got it. And by the way, for both Luvleen and Bob, what are the key metrics we should be looking at to measure your success?

A.J. Dunklau:

I can pull some of those back up, Bob, but I’ll let you start.

Bob Ramsey:

Yeah. Obviously, we talked about two of the biggest drivers of our revenues are the level of service deposits as well as debit card spend. Those are two of the primary key metrics to measure the business. The interchange rate, we have less control over because that really is determined by where the customer is swiping their card and what that looks like, but it’s an important metric for our overall business.

Bob Ramsey:

And then, obviously, you would want to have something around the new customer acquisition channels. It is the higher ed retention rate you’ve got here, it’s the number of new students schools that you’re adding every year, it’s the number of new white label partners that you’re adding, it’s that new business flow. That’s what I’d highlight.

Kristi Marvin:

Okay. A.J., I have a question for you. Can you tell us a little bit about how this transaction came to be? How did BankMobile end up agreeing to merge with Megalith?

A.J. Dunklau:

Yeah, absolutely. It’s obviously the business that we’ve been familiar with for some time. As Customers Bank has made a very public, due to the Durbin amendment and their expectation to have crossed 10 billion assets this year, that impacts the amount of interchange income that they can recognize. And they knew they were headed for that. They’ve known for some time that they needed to recruit their ownership in BankMobile due to that.

A.J. Dunklau:

And so, they actually initiated a sale process in the fall of 2019, and in fact, was interested and participated. And we were eventually, I guess, the process passed us. They had moved on with other bidders as Customer Bank was primarily looking for a cash exit to meet their needs, and all cash exits aren’t great for SPACs obviously.

A.J. Dunklau:

And so, we were actually, well, MVAC was fortunate when COVID happened that the opportunity came back around again and they reached back out, and there was a willingness to re-engage with the SPAC. I think there was a lot of uncertainty in the world at that time, and our ability to provide a structure that, at the time, allowed for Customers Bank to still retain a large piece of ownership was attractive. And I think that Jay has said publicly that they felt strongly about the growth in this business and would have loved to hold onto this business forever. Being able to retain a significant ownership, a seed piece in the public market, was something that was helpful.

Kristi Marvin:

Got it, got it. There’s a number of questions around white label. I’m going to try and summarize them into one question, or one question with maybe a second part. The first one is how do you attract white label partners? And then, the second one is around me partners like T-Mobile. Is that a relationship exclusive, or can you roll out similar same services to other cellular industry targets?

Luvleen Sidhu:

Yeah, how do we attract white label partners? It’s a couple of ways. Firstly, we have a Salesforce that is identifying opportunities and looking for opportunities. We also have created quite a brand in the market in terms of a banking as a service provider. So, we get a lot of inbound opportunities, invitations from consulting firms that are organizing RFPs. And so, that ends up being an interesting way for us to win deals as well.

Luvleen Sidhu:

And also in terms of T-Mobile and exclusivity, in terms of a wireless provider and being able to replicate what we’ve done with T-Mobile in the US, we aren’t able to do that. I do have the opportunity to extend this model and what we’ve done internationally, going back to a previous person’s question, which is a very interesting opportunity for us. And the exclusivity is reciprocal in the sense that T-Mobile, while they are in contract with us, also would only be using us as the checking account provider.

Kristi Marvin:

Got it, got it. This next question is asking, do you expect the user acquisition cost to go up or stay below $10?

Luvleen Sidhu:

Our model is to continuously find ways to be able to get high volume acquisition at low cost. Am I going to stick the ground and say it’s never going to deviate from a little under $10? No, but our whole model is based on the premise that we will significantly have lower CAC than any traditional models, and that is because of the B2B to C strategy that we pursue.

Luvleen Sidhu:

Again, we are looking for partners that want to implement banking and wouldn’t be able to do it on their own without a huge headache and a huge cost, and for us to be able to find large partners that have access to millions of customer, an entrenched, loyal base, strong brand equity, and again, a transactional experience where interjecting that bank account makes a lot of sense.

Luvleen Sidhu:

And so, by following that model, where we believe that there is strong demand for continued use of our model in the market and partnering with us, that we will be able to keep the CAC significantly low.

Kristi Marvin:

Understood. Just as a reminder, we probably only have about five minutes left. We have time for maybe one or two more questions. But this next one is asking about the limit on interest bearing accounts. It’s currently 15,000. Would that be increased in the future?

Bob Ramsey:

I’ll grab that. I don’t expect so. We do have a limit on the balances that we will pay interest on to depositors. We really are trying to generate transaction accounts. We’ve got a substantial amount of non interest bearing. We do want to have interest as a perk for our customers to meet certain criteria, but we’re not trying to drive people that are just shopping us for rate. So, I think paying interest up to that level makes sense to us today.

Kristi Marvin:

Got it. Here’s an interesting one around a little bit of marketing. Have you thought of targeting social influencers to expand market penetration?

Luvleen Sidhu:

Yeah, we definitely have, especially in the student demographic. We’re actually going to be rolling out a strategy early next year focusing on influencers that are important at the certain campuses that we’re focused on and that we’ve built relationships with that can really do targeted advertising and get brand awareness out about BankMobile. And so, I think especially for our student demographic, it’s a very interesting marketing strategy that we will be pursuing.

Kristi Marvin:

Got it. I don’t know if you can actually answer this, but I’ll ask it, and it has to do with, I guess, maybe targets in 2021. But how many schools do you plan to sign up in 2021? Something around... [crosstalk 00:55:37] I guess.

Bob Ramsey:

Yeah, I guess what I would say is we actually don’t targeting number of schools, we target a number that are enrolled of students, because obviously one 1000 person school is not nearly as lucrative as a 10,000 student school. So, we target enrollment rather than a number of schools. I don’t know that we’ve provided that target. And so, I’m not sure we’re going to say. I’ll tell you it’s more than we have added this year, but it’s in line with our historical pace of acquisition.

Kristi Marvin:

Got it. I think this is probably a good last question because we’re running out of time, but I guess this is for Luvleen and you too, Bob, actually. What’s the vision of the company three to five years down the road?

Luvleen Sidhu:

Sure. Our vision, from a financial standpoint, is to really create, as I said in the beginning, a business that has a market cap of 500 million to a billion dollars over the next three to five years, really by executing on the strategy that we’ve laid out and building upon the foundation that we already have in place. We’re really going to be focused on our goal over time by hopefully 2022. Again, our goal is that could be acquiring approximately a million accounts a year, and that would place us as a top 10 acquirer of checking accounts in the country. And that is what we’re going to work hard to do.

Luvleen Sidhu:

We’re going to do that by continuing to grow and investing in our student business, rolling out the Google Plex relationship by the end of 2021, growing the T-Mobile relationship and adding one new partner hopefully every year. And really most importantly, we are a mission driven company. We came into existence because we thought that there was a pain point that existed because consumers, millions of Americans out there, were really struggling to find an affordable, transparent, consumer-friendly banking experience and we’re devoted and dedicated to that. And we’ll continue to be three to five years down as well.

Kristi Marvin:

Great. There have been a number of requests coming through on the Q&A about this presentation. Is it available on your website or posted somewhere?

A.J. Dunklau:

Yes, the previous one is on the Megalith website, and this one was filed with the SCC earlier this morning, and it will be posted on the Megalith website, www.megalithfinancial.com, right at the close of this presentation.

Kristi Marvin:

Okay, great. That’s unfortunately all the time we have. We didn’t get to every question, but we did get to quite a few. I’d like to thank everybody for participating, and if you have any additional questions, you can certainly reach out and I’d be happy to forward along to the team. And thanks, everyone.

Luvleen Sidhu:

Thank you so much [crosstalk 00:00:58:32]. Really appreciate the time. Thank you.

A.J. Dunklau:

Thanks everyone. Have a good afternoon.

PART 4 OF 4 ENDS [00:58:38]